September 26, 2012

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:         Oil States International, Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 9, 2012
File No. 1-16337

Ladies and Gentlemen:

Set forth below are the responses of Oil States International, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2012, with respect to Definitive Proxy Statement on Schedule 14A, File No. 1-16337, filed with the Commission on April 9, 2012 (the “Proxy Statement”).  As described in more detail below, we respectfully request that the Staff permit us to address these comments in future filings rather than amending our existing disclosure.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Definitive Proxy Statement on Schedule 14A unless otherwise specified.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Discussion and Analysis, page 16

1.
We note your disclosure that the compensation committee periodically benchmarks the company’s executive compensation against that of comparable companies and that, specifically in 2011, the committee determined to institute base salary increases for all of the named executive officers and grant special awards of restricted stock and performance-based equity awards to Ms. Taylor, all based on comparisons to peer group data. Please revise your disclosure to explain in greater detail the comparisons that the committee made. For example, where you state on page 18, with respect to the base salary increases, that “the evaluated executives’ base pay was below the mid-point of similarly classified executives in the industry and marketplace,” clarify the named executive officers to whom you are referring and, for each one, disclose the percentile which the committee sought for that officer’s compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Securities and Exchange Commission
September 26, 2012

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that it has provided sufficient detail regarding the methodology, comparisons and determinations made by the Company’s compensation committee (the “Compensation Committee.  Due to the subjective nature of the methodology, comparisons and determinations, any suggestion that the Committee’s deliberations were more formal and or objective, would be an incorrect disclosure. While the Compensation Committee generally considers benchmark data of our peer group, the industry peer group and other publically available compensation data, the Compensation Committee  does not set percentile goals against benchmark data for our executive compensation levels.  As described on page 18 of our Proxy Statement, our Compensation Committee considers a combination of subjective factors including the officer’s prior experience, breadth of knowledge, performance, significant changes in responsibilities and overall industry conditions and retention risks.  Additionally, as disclosed on page 17 of our Proxy Statement, “[i]n evaluating the comparison group data for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulas. Rather, the Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.” To the extent the Compensation Committee  takes a more objective approach in the future, the Company undertakes to disclose such  approach in future filings.

2.
We note your disclosure on page 24 that “the Committee, from time to time, utilizes consultants to provide independent advice on executive compensation matters and to perform specific project-related work.” Please revise your disclosure to clarify whether the committee utilized a consultant during the last completed fiscal year. If so, identify the consultant, describe the nature and scope of its assignment, and describe the material elements of the instructions or directions given to the consultant. See Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and undertakes to clarify and provide additional disclosure regarding compensation consultants in future filings if required by Item 407(e)(3)(iii) of Regulation S-K.  Though the Compensation Committee consulted with Frederic W. Cook & Co., Inc. (“Frederic Cook”) during 2011, the scope of the consultation was limited to advisory services to assist the Committee in its overall analysis of executive compensation.  Frederic Cook was engaged by the Compensation Committee for the purpose of confirming the accuracy of certain industry compensation data provided to the Compensation Committee by management, and providing feedback regarding the proposed compensation terms. The recommendations that Frederic Cook made to the Committee were advisory in nature and part of the overall methodology, comparisons and determinations that the Committee undertook in the analysis of the Company’s executive compensation.  In the event Frederic Cook or any other compensation consultant performs any role in determining or recommending the amount or form of executive and director compensation in the future, the Company undertakes to identify such consultants, state whether such consultants were engaged directly by the Compensation Committee (or persons performing the equivalent functions) or any other person, describe the nature and scope of their assignment, and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement in accordance with Item 407(e)(3)(iii) of Regulation S-K.

Securities and Exchange Commission
September 26, 2012

Though our existing disclosure might not satisfy the technical requirements of Item 407(e)(3)(iii) of Regulation S-K, given Frederic Cook’s limited role, we believe our current disclosure provides sufficient information to our investors and does not contain any material misstatements or omissions.  In the event the Company has similar arrangements in the future, the Company undertakes to provide disclosure similar to the following:

           Compensation Consultant

           In 2012, the Committee engaged Frederic W. Cook & Co, Inc. (the “Consultant”) to provide independent advice on executive compensation matters. In 2012, the Consultant confirmed to the chair of the Committee certain industry compensation data provided by management and provided feedback regarding the proposed compensation terms to the Committee. The Committee pre-approved the scope of the work performed and the fees charged by the Consultant. The Committee indicated to the Consultant the role that management has in the analysis of executive compensation. The Consultant worked exclusively for the Committee on executive compensation projects and performed no other service for the Company. Fees paid to the Consultant in 2012 did not exceed $120,000.

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Securities and Exchange Commission
September 26, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matt Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

OIL STATES INTERNATIONAL, INC.

By:           /s/  Cindy B. Taylor
Name:      Cindy B. Taylor
Title:        President and Chief Executive Officer

Enclosures

cc:           Matt Pacey
Vinson & Elkins LLP